(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-14970
CUSIP Number: 221485105

For Period Ended: February 3, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

COST PLUS, INC.

Full Name of Registrant

NOT APPLICABLE

Former Name if Applicable

200 4TH STREET

Address of Principal Executive Office (Street and Number)

OAKLAND, CA 94607

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced in Cost Plus, Inc.’s (the “Company”) Current Report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2007, the Company’s management and the Audit Committee of the Board of Directors determined that errors may have been made in the way it accounted for inventory reserves and accruals, which could result in the understatement of cost of goods sold. The periods affected may include fiscal years 2002 through 2005 and the first three quarters of fiscal 2006. As a result, the Company’s management and its Audit Committee have determined that investors should not rely on the Company’s previously issued financial statements for those periods. The Company is in the process of completing an internal review of the possible inventory accounting errors. The Company will file any resulting corrections to its previously issued annual and interim financial statements in its Annual Report on Form 10-K for the fiscal year ended February 3, 2007. The Company’s Quarterly Reports on Form 10-Q for fiscal 2007 will reflect any restated quarterly data for the corresponding quarters in fiscal 2006.

Due to the restatement discussed above, the Company was unable to file its Annual Report on Form 10-K for the fiscal year ended February 3, 2007 within the prescribed due date of April 19, 2007 because management needs additional time to complete its review of the accounting treatment of certain inventory accruals and reserves.

The Company is working with its independent auditors, Deloitte & Touche LLP, to complete the restatement of its Annual Report on Form 10-K for the fiscal year ended February 3, 2007 as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

TOM WILLARDSON (Name)	510 (Area Code)	808-9119 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☐*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	The Company has not checked either box in Part IV subsection 3, as the Company cannot provide a comparison of the results of its operations from the corresponding period for the last year until its restatement is complete.

COST PLUS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 20, 2007	By:	/s/ Thomas D. Willardson
Thomas D. Willardson,
Executive Vice President and Chief Financial Officer